UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.   20549

                             FORM 10 - SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES OF
             SMALL BUSINESS ISSUERS Under Section 12(b) or
               (g) of the Securities Exchange Act of 1934

                    Benchmark Technology Corporation
             --------------------------------------------------
               (Name of Small Business Issuer in its charter)

             Nevada                           91-2007478
 -------------------------------   -----------------------------------
(State or other jurisdiction of     I.R.S. Employer Identification
incorporation or organization)      Number


         612 Little John, Houston, Texas              77024
    ----------------------------------------       ----------
    (Address of principal executive offices)       (Zip code)

                           713-524-3425
     ---------------------------------------------------------
                      Issuer's Telephone Number

    Securities to be registered under section 12(b) of the Act:

    Title of Each Class            Name on each exchange on which
    to be registered               each class is to be registered

    --------------------------    --------------------------------

    --------------------------    --------------------------------

Securities to be registered under section 12(g)of the Act:

Common Stock, $.001 par value per share, 20,000,000 shares authorized, 2,940,000 issued and outstanding as of September 30, 2000. Preferred Stock, $.001 par value per share, 5,000,000 shares authorized, none issued nor outstanding as of September 30, 2000.

FORWARD LOOKING STATEMENTS

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

Benchmark Technology Corporation, a new contract food services company ("Benchmark Technology Corporation" or the "Company" or the "Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors, or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history;
(ii) the Company's business and growth strategies; (iii) the contract food services industry; and, (iv) the Company's financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, dependence on predictable trends in the contract food services industry, the Company's inexperience with running a contract food services organization, potential fluctuations in quarterly operating results and expenses, the inherent risks of running a business that depends upon winning contracts in a wide variety of diverse locations as a newcomer to the market, government regulation, technological change and competition.

The accompanying information contained in this Registration including, without limitation, the information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

               INFORMATION REQUIRED IN REGISTRATION STATEMENT


Part I   .........................................................  4

Item 1.  Description of Business..................................  4
Item 2.  Management's Discussion and Analysis or Plan of
         Operation................................................ 16
Item 3.  Description of Property.................................. 17
Item 4.  Security Ownership of Management and Others and Certain
         Security Holders......................................... 18
Item 5.  Directors, Executives, Officers and Significant
         Employees................................................ 19
Item 6.  Remuneration of Directors and Executive
         Officers................................................. 20
Item 7.  Certain Relationships and Related Transactions........... 20

Part II  ......................................................... 21

Item 1.  Market Price of and Dividends of the Registrant's
         Common Equity and Other Stockholder Matters.............. 21
Item 2.  Legal Proceedings........................................ 21
Item 3.  Recent Sales of Unregistered Securities.................. 22
Item 4.  Description of Securities................................ 22
Item 5.  Indemnification of Directors and Officers................ 23

Part F/S ......................................................... 25

Item 1.  Financial Statements..................................... 25
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure.....................  25

Part III ........................................................  28

Item 1.  Index to Exhibits.......................................  28
Item 2.  Description of Exhibits.................................  28

The following Registration is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Financial Statements and Notes related thereto appearing elsewhere in this Registration. Except where the context otherwise requires, all references in this Registration to (a) the "Registrant" or the "Company" or "Benchmark Technology Corporation" refer to Benchmark Technology Corporation, a Nevada corporation.

                                  Part I

Item 1.  Description of Business

A.  Business Development, Organization and Acquisition Activities

Benchmark Technology Corporation, a new contract food services company, hereinafter referred to as " Benchmark Technology Corporation." or the " Company" or the "Registrant", was organized by the filing of Articles of Incorporation with the Secretary of State of the State of Nevada on November 12, 1999.

The Company is a development stage contract foodservices company which plans to provide contract foodservices management to restaurants and nightclubs.

The Company was incorporated on November 12, 1999 (Nevada file number C28250-1999) under the name Benchmark Technology Corporation. On November 15, 1999, founding shareholders purchased 1,800,000 shares of the company's authorized but unissued treasury stock at a price of $0.001 per share.

On December 5, 1999, the Company completed a Private Placement
Offering of 840,000 shares to six (6) investors, pursuant to Regulation D, Rule 506 of the Securities Act of 1933. The Company filed an original Form D with the Securities and Exchange Commission.

On May 31, 2000, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 300,000 shares of the Common Stock of the Company to approximately fifty unaffiliated shareholders of record at an offering price of $0.05 per share. This 504 Offering received prior approval from the Nevada Secretary of State, Securities Division. The Company filed an original Form D with the Securities and Exchange Commission.

B. Business of Issuer

1)  Principal Products, Services, and Principal Markets

The company plans to provide contract foodservices management to restaurants and nightclubs. Primary emphasis will be placed on offering specialized services to these establishments that will focus on streamlining their foodservice management and improving on their operations in a cost effective manner. To provide reliable management services, any company must understand operation, flow and function. It is our hope to build a foodservice management company that will tune in to these elements in a dynamic way.

Initially, the market that Benchmark Technology Corporation plans to target is the city of Houston, Texas, where the company is headquartered, and a radius of 100 miles around Houston. Then it will branch out to Las Vegas where it has connections; and then is considering possible markets in other areas of the Southwest.

Houston, Texas, the Company's initial target area, is the fourth-largest city in the United States. Though its fortunes were famously and dramatically impaired by the world-wide oil crisis of the early-80's, its economy has improved steadily ever since and its current rates of employment and economic activity are impressive with over fifteen years of continuous growth. Harris County, the county that includes Houston and the area surrounding it, according to the U.S. Census Bureau, is the third largest county in the United States with a population of 3,250,404 people and an area of 1,788 square miles.

In a 1999 Texas State Comptroller forecast, services dominate Houston's job growth, rising 3 percent annually through the year 2000. The State Comptroller attributes the rapid growth of services here to two factors-"Houston will continue to dominate Texas as a center for healthcare, and Houston will continue to experience structural reorganization as outsourcing shifts jobs from other sectors into business services."

Institutions like hospitals and schools, and even restaurants and restaurant chains turn to outside management teams to take over the management functions of running the food service portion of their businesses. This is especially the case, in distressed situations where the owners of an food establishment may not which to close their operations, which searching for new management.

On the national level, the contract foodservice industry is highly competitive. According to the National Automatic Merchandising
Association (NAMA), there are 3,000-4,000 companies in the institutional foodservice. This figure varies because some small companies have only one or two foodservice accounts. The major companies are estimated to have only 25-30 percent of the institutional accounts and the same percentage of the dollar business.

According to the U.S. Department of Commerce, contract foodservice management companies have penetrated 15-20% of the hospital market, 45% of the colleges, 5-6% of the public schools and 75% of the business and industry accounts. The total potential institutional market for contract foodservice is estimated to be a $75 billion market. The major companies continue to show significant growth, the medium-sized companies are growing, and the small companies, if they can survive, will grow with the growth of the market.

Restaurants, nightclubs, and institutions, faced with rising food costs, labor pressures, unionization and tax structure revisions, are turning increasingly to contract foodservice management companies which give them the opportunity to contract out a segment of their business that has become much more difficult to run.

The markets Benchmark Technology Corporation, plans to target, (including Las Vegas, Nevada, as well as Houston, Texas) are where the bulk of these establishments is headquartered. According to the U.S. Department of Commerce, Bureau of the Census for Retail Trade within the Standard Industrial Classification for restaurants and nightclubs, in Las Vegas, Nevada and Houston, Texas, there are 9,000 establishments, which generate over $5 billion in sales. Each year, 1,000 of these establishments qualify as a potential customer for Benchmark Technology Corporation.

Competition in the Houston and Las Vegas is mostly dominated by the huge corporate foodservice giants, especially such companies as SYSCO Corporation, Alliant (formerly Kraft) Foods, Inc., PYA/Monarch, Performance Food Group Corporation, U.S. Foodservice, Inc, Aspeon, Inc., MBM Corporation, ProSource, Inc., Ameriserve, Inc. and Marriott Distribution Services. Operating in and around these giants are a number of successful smaller operations who are able to build solid businesses by providing first-rate service and a knowledge of local resources. These mostly target institutional accounts like hospitals and medical care facilities, colleges and other educational institutions, military bases, and airports. However, despite the fact that there are many foodservice management companies, very few of them target businesses in transition. It is this latter market segment that Benchmark Technology Corporation seeks to serve, and through which it will establish itself as a profitable going concern.

On a regular basis there are a number of smaller foodservice establishments that undergo changes of ownership This could happen due to the death or incapacity of a previous owner, for example, whose heirs or family members do not have the necessary expertise to run the business themselves and need some sort of a stopgap to keep it open and running while they are dealing with the new situation. It can happen when a long time owner/manager retires or wishes to diversify and does not want to maintain the time-consuming responsibilities of running a day-to-day operation. It can happen when an investor purchases a foodservice business as an investment and wishes to alter it without having to be the hands-on manager or in a case where a partnership disagreement has placed the daily operations of the business at serious risk.

Based on market research into this area, the management of Benchmark Technology Corporation has noticed a void in the foodservice management industry with respect to the needs of these types of customers. In fact, the company's preliminary research revealed no foodservice management companies offering these services to restaurants and nightclubs in Nevada and Texas. This gives the Company a market niche to gain new clients, establish its presence and build expertise. Management plans to focus on businesses that gross between a half-million and a million and a half dollars a year.

The Company will be competing against some major corporations, e.g., Marriott or Alliant (the former Kraft Foods.)

The Company's small size allows it to be more flexible with the needs of its customers and with the fees charged. Since the Company does not plan to run an enormous volume of business with equally enormous overhead, its potential profit margins will not be very large. As the Company plans to focus on two local areas to seek business, they hope to be able to deliver and make solid in-roads within the Houston (and later Las Vegas) areas that will facilitate fast and reliable service that our customers
will grow to trust and recommend to other businesses.   The Company plans
to devote its time and effort to help customers with the unique challenges facing their particular businesses in a much more creative and customized way than one of the giants could possibly provide.

Our recent stock offering in May, 2000, raised funds earmarked for expenditures necessary to find restaurants and nightclubs that can use the Company's service. Management is involved in the process of locating not only target clients but referral sources and methods whereby they can identify other prospective clients on a regular basis. For example, they are currently developing links with business-selling agents in their target areas. Once targeted, they intend to increase the marketing of its services to these businesses with more sophisticated promotional activities, and by developing promotional tools to generate new customers. Direct mail approaches, telemarketing, and the Internet are will most likely be used to attract new clients. They are also planning to institute a sliding fee schedule for the company food services that will in effect give clients discounted services as they refer other clients to us.

Management has spent time and thought in developing highly selective profitability criteria for their proposed work. Once they are in the field selling their services, they want to be able to recognize quite quickly which prospective clients will develop into good profit centers and which would probably not work out well. As they Company moves within the next few months into the Houston market, they intend to have in place a method that will help them to focus in on the customers who will give them the highest return on our investment of time and resources, and then use their time with that client in the most effective way possible.

The Company is developing a proposal and bidding method based on obtaining annual contracts with potential clients. This calls for frequent meetings with the client in the early stages of the project, thus ensuring that the proposal becomes a logical step toward implementation rather than a decision. Management intends to base these proposals on a computerized form where the outline is already formatted. Without sacrificing originality and creativity, this will allow company personnel to spend more time meeting clients and less on the creation of the proposal. They are also in the process of exploring software options that quickly and efficiently provide solutions to a number of problems within the field of restaurant management. These computerized aids will add greatly to our ability to serve clients in a highly concentrated and time-efficient way that will be of increasing importance as our client base expands. It will help the Company in maintaining the image of professionalism and fast service, which is one of our primary company goals.


2)  RISK FACTORS


(a)  LIMITED OPERATING HISTORY

The Company was organized on 12, 1999. Activities to date have been limited primarily to organization, initial capitalization, the establishment of an appropriate operating facility in Houston, Texas and the initiation of our initial operational plans. The Company has yet to generate any revenues. As of the date of this filing, the Company has established administrative offices and conducted basic research into providing contract foodservice management services to restaurants and nightclubs. It is currently engaged in developing the means to identify, contact and enroll potential businesses as customers.

The Company has limited operating history and must be considered to be a developmental stage company. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the Company faces all of the risks inherent in any new business and especially with a developmental stage company. These risks include, but are not limited to, competition, the absence of an operating history, the need for additional working capital, and the possible inability to adapt to various economic changes inherent in a market economy. The likelihood of success of the Company must be considered in light of these problems, expenses that are frequently incurred in the operation of a new business and the competitive environment in which the Company will be operating.

(b)  NEED FOR ADDITIONAL CAPITAL

As of May 31, 2000, the Company raised an additional $15,000.00 from a 504 Regulation D offering that it added to the working capital of $43,784 that it had available as of December 31, 1999. The Company may need additional capital in order to expand its operations. The Company has initial plans to provide restaurants and nightclubs food service contracts. This expansion will be capital intensive, and also will require a larger working capital basis from which to operate. This need for additional funds will be derived somewhat from internal revenues and earnings, however, the vast majority will be received from future stock offerings. These future offerings could significantly dilute the value of any previous investor's investment value.

It is most likely, the Company will be required to seek other sources of financing. No guarantees can be given that the Company will sell any of the Common Shares offered or that other financing will be available, if required, or if available, will be on terms and conditions satisfactory to management. The above outlined capital problems could significantly affect the value of any Common Shares that are sold to the public and could result in the loss of an investor's entire investment.


(c)  NEGATIVE CASH FLOW WITH ANTICIPATED LOSSES FOR THE FORESEEABLE
     FUTURE

Included in this report are the Company's most recent audited financial statements, reporting that the Company is in its developmental stages. Its ability to continue to operate as a going concern is fully dependent upon the Company obtaining sufficient financing to continue its development and operational activities. The ability to achieve profitable operations is in direct correlation to the Company's ability to raise sufficient financing. Accordingly, management believes the Company's continued existence, future expansion, and ultimate profitability are fully dependent upon raising sufficient proceeds from future offerings. It is important to note that even if the appropriate financing is received, there is no guarantee that the Company will ever be able to operate profitably or derive any significant revenues from its operation. The Company could be required to raise additional financing to fully implement its entire business plan.

It is also important to note that the Company anticipates that it will incur losses and negative cash flow over the next twelve (12) to eighteen
(18) months. There is no guarantee that the Company will ever operate profitably or even receive positive cash flows from full operations.

(d)  POSSIBLE INABILITY TO FIND SUITABLE EMPLOYEES.

The Company currently relies heavily upon the services and expertise of William D. DePriest II, and LaDonna Tebo. In order to implement the aggressive business plan of the Company, management recognizes that additional staff will be required once the Company signs management agreements.

No assurances can be given that the Company will be able to find suitable employees that can support the above needs of the Company or that these employees can be hired on terms favorable to the Company.

(e) LACK OF EXPERIENCE OR AN INDUSTRY TRACK RECORD ON THE PART OF
    MANAGEMENT

As stated above, the Company currently relies exclusively upon the services and expertise of William D. DePriest II and LaDonna Tebo.
Mr. DePriest has founded and sold a trucking company and thus can draw upon his limited success in that venture. However, neither he nor Ms. Tebo are experienced in the foodservice industry or in the restaurant business, a rather substantial handicap in their being able to establish credibility in the industry that the Company seeks to enter. There is no guarantee that their intelligence and determination can overcome this obstacle, or that the potential customers they contact will be persuaded to trust them without their having established, up to this point, a track record within the field of foodservice or foodservice management.

It may prove to be too great a challenge, given all the other factors listed here, for the Company to establish itself sufficiently in foodservice management to become a viable business. It may develop that their plan is flawed in some way hard for management to correct because of its lack of specific expertise. And though they consult with trusted advisors who have more breadth of exposure to these practical details, it may yet happen that this advice itself will prove to be ineffective when and if difficulties arise.

(f)  COMPETITION

As stated above, although there are thousands of foodservice management companies, there are very few who target businesses in transition. The major foodservice management companies target institutional accounts, hospitals, military bases, airports, and colleges. They do not target the smaller establishments undergoing changes of ownership. The management of Benchmark Technology Corporation has discovered what it believes to be a void in the foodservice management industry with respect to these customers. It believes that, when businesses are in jeopardy of losing their entire business because the existing management has become incapacitated, it is very difficult for them to find a foodservice management company that can help them fill the gap

However, larger companies, should they decide to aggressively pursue a campaign designed to increase their marketshare vis-a-vis these transitional businesses, could significantly affect the Company's plans to expand and to grow its share of the market. Because of their size and name recognition and general clout, companies like Marriott and Alliant and Ameriserve, Inc. have resources that Benchmark

Technology Corporation, a small start-up company, could never hope to match, and with which they could effectively quash its bid to establish itself.

Moreover, and perhaps more dangerous to the Company's prospects, is the possibility that some other well-managed and aggressive start-up company, with greater financial resources, currently contemplated in the Company's target markets but unknown to it, may emerge that would focus its attentions on just those businesses that the Company intends to serve, i.e. businesses in transition. If said competitor were to be run by a management team that has the foodservice management experience that the Company currently lacks, it could have a sizable impact on the Company's hopes to establish itself as a serious presence in the foodservice management industry in the Houston and Las Vegas markets. Though no such competitor currently exists to the knowledge of management, it is entirely possible that such a one may, or that, indeed, such a one may even now be gearing up to begin. The Company can therefore offer no guarantees or reassurances that the currently pristine nature of its chosen market will continue to exist, or that the field will remain, as now, relatively open to development. Indeed, the Company's own efforts, should its initial numbers prove as good as the Company now anticipates them to be, may alert potential competitors to the existence of said market such that, ironically, the Company's own success over its start-up period may bring about its eventual inability to compete with a better financed or more experienced operation, either one newly emerging or one pre-existing, that gets wind of the marketing strategy that the Company will have by that time successfully employed.

(g)  BUSINESS MAY PROVE TO BE UNWORKABLE OR BASED ON MISTAKEN ASSUMPTIONS

Though the Company truly is committed to the plan stated above and has great confidence in its ability to establish itself and then expand its influence, there is no guarantee that it will in fact be able to do so. As it is still a small operation run primarily by two related individuals, even its first steps---to establish itself more firmly as a viable organization in Houston, Texas---may prove to be beyond its capacity to achieve. Once established, it may prove unable to expand and extend its business there and in the surrounding parts of Harris County. Even if it is successful in Houston and in Harris County, it may prove unable to expand into Las Vegas, its next target.

It is entirely possible that the Company's primary strategy to aim its marketing efforts at businesses in transition may prove to be a good idea that does not produce results sufficient to create a profitable business venture. As stated above, the Company has discovered a void in foodservice management companies that serve this type of client, thus giving it a market niche to gain new clients. However, this could also mean that the market for this type of foodservices management is limited---which would hinder the Company's growth and opportunities. There are no guarantees that the Company will be able to find clients in this market niche. There are no guarantees that businesses of this type would necessarily hire the Company even if they are in need of services like those the Company would provide.

(h)  INABILITY TO LOCATE TARGET BUSINESSES

Despite its efforts to contact business-selling agents in order to find the transitioning businesses it must have to establish its client base, the Company may be unable to locate these businesses through these agents soon enough and in sufficient numbers to counter the immense challenges of starting a successful venture. Its appeals to the agents may not inspire them to produce referrals.

Moreover, the sliding scale fees the Company is proposing to offer to clients to inspire them to similarly provide referrals may not generate sufficient referrals to have any significant impact on the Company's growth. The referrals might prove to be dead-ends which would not justify the lowered fees of the referring business, thus eating into needed profits without providing added income. No assurances can be given that any of the Company's plans for targeting potential customers will be successful, or even sufficiently successful to provide what any start-up business must have: enough paying customers to operate in the black. Until the ideas for doing so presented above are implemented fully, all claims made about their potential effectiveness are speculative and cannot be counted upon. They constitute "forward-looking statements." as defined above.

(i) UNTESTED METHODS OF DETERMINING PROFITABILITY CRITERIA AND/OR METHODS OF STREAMLINING BIDS AND PROPOSALS

The Company, as stated above, has put a great deal of time and attention into its methods of ascertaining which businesses in its target market will give the best return for the Company's investments of time and energy in the proposal-writing and bidding process. One of the biggest obstacles to profitability for any business that bases its income on annual contracts is the fact that it must devote many man-hours (perhaps person-hours would be the better term) to the account before any revenue is realized; and then it is always possible that the bid submitted will ultimately be rejected. The Company has thus developed a formula for a way of proceeding that would circumvent this adverse result. However, as this model is still untested and untried, no guarantees can be given as to its ultimate effectiveness. It may prove to be an unworkable model that will not achieve the desired results. If this is the case, the Company may find itself doing hours of extra proposal work that will negatively influence its attempts to create a profitable and successful new business.

Similarly, as stated above, the Company intends to base its proposals on a computerized form on which the outline is already formatted. Without sacrificing originality and creativity, this will allow company personnel to spend more time meeting clients and less on the creation of the proposal. It is also in the process of exploring software options that quickly and efficiently provide solutions to a number of problems within the field of restaurant management. It is hoped that these computerized aids will add greatly to the Company's ability to serve clients in a highly concentrated and time-efficient way. However, these computer-based solutions, not having yet been tried in the field and over time and in relation to a potentially large number of clients, cannot be held at this time to be any guarantee of greater efficiency, nor is there any reason at this point to believe them to be a panacea relative to the irksome difficulties of the proposal and bidding process. In fact, it is well known that technological solutions, while they often promise greater efficiency, equally often prove to have hidden disadvantages or "bugs" that actually can slow a process that a competent human being could accomplish just as easily or, indeed, more easily. Thus, potential investors should be aware that however good the prospect of a streamlined proposal process might appear at first glance, the fact of this plan by itself cannot be relied upon at this early stage of the Company's development to actually make the kind of significant savings of time (and therefore money) that the Company fully believes it will ultimately accomplish.


 (j)  INDUSTRY-WIDE VULNERABILITY TO NATIONAL AND REGIONAL MARKET
      CONDITIONS BECAUSE OF RELATIVELY LOW PROFIT MARGINS

The Contract Foodservice Industry in general has relatively low profit margins that make it a difficult one to operate successfully, especially for a start-up Company with no experience in the field. These low profit margins exaggerate the negative impact of mistakes, such that even a simple misjudgment or misunderstanding of a client's wishes or needs can evolve into situations that will greatly compromise the profitability of a particular contract. Over time, enough situations of this type can seriously undercut a company's chances for success.

Similarly, the ebb and flow of market conditions both nationally and regionally and such variables as the price of food, the cost of shipping, the rise in fuel prices, etc. can have a very negative effect on the Company's profitability. As stated above, for example, in the early nineteen-eighties, Houston was hit hard by an economic recession. Despite the economic climate that has emerged in recent years, unexpected reversals in the economy of Texas or the Southwest in general could have a deleterious effect on the Company's prospects. If patronage at restaurants declines, the target businesses we seek to serve will be unable to afford our services, or perhaps to remain in business. Lacking so-called deep pockets, any such downward spiraling trends in the region or, indeed, in the country as a whole, could seriously hinder the Company's efforts to become a viable business and must be considered very significant potential obstacles to its eventual success.

(k)  POTENTIAL FLUCTUATION IN OPERATING RESULTS; QUARTERLY FLUCTUATIONS

The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside
the Company's control. See "--Limited Operating History."   As a
strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, marketing decisions or acquisitions that could have a material short-term or long-term adverse effect on the Company's business, results of operations and financial condition.

(l)  LACK OF CASH DIVIDENDS.

The Company has not paid any cash dividends on the Common Shares to date, and there can be no guarantee that the Company will be able to pay any cash dividends on the Common Shares in the foreseeable future. Initial earnings that the Company may realize, if any, will be retained to finance the growth of the Company. Any future dividends, of which there can be no guarantee, will be directly dependent upon earnings of the Company, its financial requirements and other factors that are not determined. (See "CAPITALIZATION")

(m)  INABILITY TO ATTRACT FUTURE INVESTORS

As stated above, the Company does not currently have capital sufficient to enact all its plans. Ultimately the Company will have to acquire more capital to bring its plans into reality. If it cannot attract investors willing to gamble on its current accomplishments, results and vision of the future, it will be unable to maintain its status as a going concern. If unable to attract investor capital, it will neither be able to afford more phone sites nor afford more equipment to place in them. For any of the reasons listed here, investor money may freeze up and force the Company to shut its doors.

(n)  GOVERNMENT REGULATION.

Although the Company plans on obtaining all required federal and state permits, licenses, and bonds to operate its facilities, there can be no assurance that the Company's operation and profitability will not be subject to more restrictive regulation or increased taxation by federal, state, or local agencies.

(o)  POSSIBLE LIABILITY FOR SERVICE PROVIDED.

There is no guarantee that the level of coverage secured by the Company will be adequate to protect the Company from risks associated with claims that exceed the level of coverage maintained. As a result of the Company's limited operations to date, no threatened or actual claims have been made upon the Company for service liability.

(p)  RISKS ASSOCIATED WITH NEW CAMPAIGNS AND ATTEMPTS TO EXPAND

There can be no assurance that the Company will be able to expand its operations in a cost-effective or timely manner or that any such efforts will maintain or increase overall market acceptance. Furthermore, any concerted but unsuccessful attempts by the Company to find new target markets or to expand its base beyond Houston could damage the Company's reputation and diminish the value of its name. Expansion of the Company's operations in this manner would also require significant additional expenses and development that could strain the Company's management, financial and operational resources. The lack of market acceptance of the Company's services could result in the Company's inability to generate satisfactory revenues and its inability to offset their costs could have a material adverse effect on the Company's business, results of operations and financial condition.

(q)  Impact on Environmental Laws

As the Company is involved in restaurant service industry. The Company needs to comply with state and federal guidelines concerning restaurant waste materials, especially, the disposal of grease products.

(r)  Employees

The Company currently has two (2) employee: one President and one Secretary. Until the Company can grow and generate revenues, the Company does not plan on adding any new employees.

(s)  Year 2000 Issue

The Company's business does not currently utilize any electronic processing systems and therefore is not directly at risk for having systems that will not recognize the Year 2000 ("Y2K") or treat any date after December 31, 1999 as a date during the twentieth century. However, no assurances can be given that the Company will be able to avoid all Y2K problems, especially those that might originate with third parties with whom the Company transacts business, such as financial institutions, and the Company has not undertaken any investigation to determine the Y2K readiness of such parties. If the Company, or any third party with whom the Company does business were to have a Y2K problem, the business of the Company could be disrupted and the Company's financial condition and results of operations could be materially adversely affected.

Item 2.  Management's Discussion and Analysis or Plan of Operation

A.  Management's Plan of Operation

The Company was formed on November 12, 1999, under the laws of the State of Nevada.

On November 15, 1999, the Company issued 1,800,000 shares of its $.001 par value common stock for cash of $1,800.

On December 5, 2000, the Company issued 840,000 shares of its $.001 par value common stock at $.05 per share for cash of $42,000. The shares were issued pursuant to a Securities and Exchange Commission Rule 506 offering. The Company filed an original Form D with the Securities and Exchange Commission.

On May 31, 2000, the Company issued 300,300 shares of its $.001 par value common stock at $.05 per share for cash of $18,565. The shares were issued pursuant to a Securities and Exchange Commission Rule 504 offering. This 504 Offering received prior approval from the Nevada Secretary of State, Securities Division on January 21, 2000 (See "Exhibit 99.1"). The Company filed an original Form D with the Securities and Exchange Commission.

The company plans to provide contract foodservices management to restaurants and nightclubs. Primary emphasis will be placed on offering specialized services to these establishments that will focus on streamlining their foodservice management and improving on their operations in a cost effective manner. To provide reliable management services, any company must understand operation, flow and function. It is our hope to build a foodservice management company that will tune in to these elements in a dynamic way.

Benchmark Technology Corporation plans to target is the city of Houston, Texas, where the company is headquartered, and a radius of 100 miles around Houston. If its operations are successful, the company plans tobranch out to Las Vegas where it has connections; and then is considering possible markets in other areas of the Southwest.

As stated in Financial Footnote #5 ("Going Concern") the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. "Without realization of additional capital, it would be unlikely for the Company to continue as a
going concern."   It is, however, the intent of the Company to seek to
raise additional capital via a private placement offering pursuant to Regulation D, 505 or 506.

The Company does not have any preliminary agreements or understandings between the company and its stockholders/officers and directors with respect to loans or financing to operate the company. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

As of September 30, 2000, the Company has yet to generate any revenues. In addition, the Company does not expect to generate any revenues over the next approximately twelve to twenty-four months.

(ii) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(iii) Management believes that the Company's future growth and success will be largely dependent on its ability to place pay phone systems in high foot traffic areas.

The Company has not incurred any research and development costs from November 12, 1999 (date of inception) through September 30, 2000. Any research activities are not expected to be borne by any of the Company's customers, of which there are none, but rather by the Company.

(iv) The Company does not expect to purchase or sell any of its facilities or equipment.

(v) Management does not anticipate any significant changes in the number of its employees over the next approximately six (6) to twelve (12) months.

B.  Segment Data

As of September 30, 2000, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.  Description of Property

A.  Description of Property

The Company's corporate headquarters are located at: 612 Little John, Houston, Texas 77024, Phone: 713-524-3425 The office space is provided by the officer of the Company at no cost to the Company.

B.  Investment Policies

The Company does not currently own and the Company has not made any investments in real estate, including real estate mortgages, and the Company does not intend to make such investments in the near future.

Item 4.  Security Ownership of Management and Certain Security Holders

A.   The following table sets forth information concerning stock ownership of
(i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock of the Company. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

                                                   Amount
Title     Name and Address                         of shares             Percent
of        of Beneficial                            held by    Date        of
Class     Owner of Shares          Position        Owner      Purchased   Class
--------------------------------------------------------------------------------

Common  William D. DePriest II (1) President/Director  900,000  11/15/99  29.6%

Common  LaDonna Tebo(2)            Secretary/Director  900,000  11/15/99  29.6%
--------------------------------------------------------------------------------
Common   All Executive Officers and
         Directors as a Group (2 persons)            1,800,000             59.2%


(1)  William D. DePriest II, 612 Little John, Houston, Texas  77024

(2)  LaDonna Tebo, 612 Little John, Houston, Texas  77024

B.  Persons Sharing Ownership of Control of Shares

    No persons other than William D. DePriest II, and LaDonna Tebo, owns or shares the power to vote five percent (5%) or more of the Company's securities.

C.  Non-voting Securities and Principal Holders Thereof

    The Company has not issued any non-voting securities.

D.  Options, Warrants and Rights

    There are no options, warrants or rights to purchase securities of the Company.

E.  Parents of the Issuer

    Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5.  Directors, Executive Officers and Significant Employees

A.   Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:


Name                         Age           Position
------------                 ---      -------------------------------
William D. DePriest II       28       President, Chief Executive
                                      Officer, Chief Financial
                                      Officer, and Director
LaDonna Tebo                 30       Secretary, Director


B.  Family relationships

Not applicable.

C.  Work Experience

William D. DePriest II

The Company is managed and led by Mr. William D. DePriest II. Mr. DePriest joined the Army Reserves and is currently on inactive duty. He is attending Montgomery County Community College business classes focusing on networking and web page design. He started a trucking company and sold it in September, 1997. Mr. DePriest plans to devote 20-25 hours per week to Benchmark Technology Corporation. He graduated Montgomery High School in 1991.


LaDonna Tebo

LaDonna Tebo was formerly a model for Page Parkes modeling studio and Eva Models (Paris, France). She worked part-time as a librarian and held sales positions for various retail establishments in the Houston area.
LaDonna Tebo plans to devote 10-20 hours per week to Benchmark Technology Corporation.

She graduated Conroe High School in 1987; graduated Texas A & M University (summa cum laude) in 1992 earning a Bachelor of Science degree majoring in bio-chemistry. Currently in medical school at University of Texas Health Science Center at Houston; completed 2-1/2 years.

D.   Involvement on Certain Material Legal Proceedings During the Last Five
     Years

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.  Executive Compensation

(i) Remuneration of Directors and Executive Officers

The Company currently does not have employment agreements with its executive officers. The executive officers will not draw any salary from the Company, and the Company - in order to prudently manage its limited financial resources - does not plan on compensating its executive officers for their present services rendered to the Company for the foreseeable future. (See
Item 5 (C) "Work Experience").

(ii)  Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for the period from November 12, 1999 (date of Inception) to September 30, 2000 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future.

Item 7.      Interest of Management and Others in Certain Transactions

Because of the Company's development stage nature and its relatively recent inception, 12, 2000, the Company has no relationships or transactions to disclose.

                                 Part II

Item 1.   Market for Common Equity and Related Stockholder Matters

A.  Market Information

(1) The common stock of the Company is currently not traded on the OTC Bulletin Board or any other formal or national securities exchange. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. At this time, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities, but the Company may initiate such discussions in the future. In addition, being a start-up, there is no fiscal history to disclose.

(2)(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's Common Stock.

(ii) There is currently no common Stock of the Company which could be sold under Rule 144 under the Securities Act of 1933, as amended, or that the registrant has agreed to register for sale by the security holders.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.   Dividends

The Company has never paid or declared any dividend on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

C.  Holders

As of September 30, 2000, the Company has approximately fifty-five (55) stockholders of record.

D.  Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.  Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120 (702) 361-3033.

Item 2.   Legal Proceedings

The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 3.  Recent Sales of Unregistered Securities

The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

On November 15, 1999, the Company issued 1,800,000 shares of its $.001 par value common stock for cash of $1,800.

On December 5, 2000, the Company issued 840,000 shares of its $.001 par value common stock at $.05 per share for cash of $42,000. The shares were issued pursuant to a Securities and Exchange Commission Rule 506 offering. The Company filed an original Form D with the Securities and Exchange Commission.

On May 31, 2000, the Company issued 300,000 shares of its $.001 par value common stock at $.05 per share for cash of $15,000. The shares were issued pursuant to a Securities and Exchange Commission Rule 504 offering, and a Registration to sell 504 shares was issued by the Nevada Secretary of State on January 21, 2000 (See, "Exhibit 99.1"). The Company filed an original Form D with the Securities and Exchange Commission.


Item 4.  Description of Securities

A.  Common Stock

(1)  Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board of Directors of the Company may from time to time determine. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

ii. Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi.  Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking Fund Provisions - No sinking fund provisions exist.

viii. Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this registration statement.

(2)  Potential Liabilities of Common Stockholders to State and Local
     Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statutes. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.  Debt Securities

The Company is not registering any debt securities, nor are any outstanding.

C.  Other Securities To Be Registered

The Company is not registering any security other than its Common Stock.

Item 5.  Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

Article VI of the Articles of Incorporation states: "A director or officer of the Corporation shall not be personally liable to this Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve international misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of the Article by stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts of omissions prior to such repeal of modification."

Article VII of the Articles of Incorporation states: "Every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she or a person with whom he or she is a legal representative, is or was a director of the Corporation, or who is serving at the request of the Corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the Corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article."

Insofar as indemnification for liabilities arising under the Securities
Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

a) Benchmark Technology Corporation

                                                                  Page
Financial Statements

  Report of G. Brad Beckstead, CPA                                 F-1

  Balance Sheet as of September 30, 2000                           F-2

  Statement of Operations for the period from
       November 15, 1999 through September 30, 2000                F-3

  Statement of Stockholder's Equity for the period from
       November 15, 1999 through September 30, 2000                F-4

  Statement of Cash Flows for the period from
       November 15, 1999 through September 30, 2000                F-5

  Notes to Financial Statements                                    F-6-7




b) Interim Financial Statements are not provided at this time as they are not applicable at this time.

c) Financial Statements of Businesses Acquired or to be acquired are not provided at this time, as they are not applicable at this time.

d) Proforma Financial Information is not provided at this time, as it is not applicable at this time.

Item 2. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

         None --  Not Applicable.

                         Benchmark Technology Corporation
                        (A Development Stage Company)

                                Balance Sheet
                                    as of
                             September 30, 2000

                                     and

                           Statements of Income,
                         Stockholders' Equity, and
                                 Cash Flows
                               for the period
                       November 12, 1999 (Inception)
                          To September 30, 2000

                               TABLE OF CONTENTS
                               -----------------


TABLE OF CONTENTS


                                                                     PAGE
                                                                     ----
Independent Auditor's Report                                         F-1

Balance Sheet                                                        F-2

Income Statement                                                     F-3

Statement of Stockholders' Equity                                    F-4

Statement of Cash Flows                                              F-5

Footnotes                                                            F-6-7

                                     27


G. BRAD BECKSTEAD
-------------------------------
Certified Public Accountant
                                                 330 E. Warm Springs
                                                 Las Vegas, NV 89119
                                                 702.528.1984
                                                 425.928.2877 (efax)

                        INDEPENDENT AUDITOR'S REPORT


October 4, 2000

Board of Directors
Benchmark Technology Corporation
Las Vegas, NV

I have audited the Balance Sheet of Benchmark Technology Corporation(the
"Company") (A Development Stage Company), as of September 30, 2000, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the period November 12, 1999 (Date of Inception) to September 30, 2000.
These financial statements are the responsibility of the Company's management.
My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards.
Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the balance sheet of Benchmark Technology Corporation, (A Development Stage Company), as of September 30, 2000, and its related statements of operations, equity and cash flows for the period November 12, 1999 (Date of Inception) to September 30, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ G. Brad Beckstead
-----------------------
G. Brad Beckstead, CPA




                        Benchmark Technology Corporation
                       (A Development Stage Company)

                               Balance Sheet
                            September 30, 2000


BALANCE SHEET

Assets
Cash                                                     $  44,336
                                                         ---------

Total Assets                                             $  44,336
                                                         =========

Liabilities and Stockholders' Equity

Common stock, $0.001 par value,
      20,000,000 shares authorized; 2,940,000
      shares issued and outstanding
      at 9/30/00                                             2,940

Additional paid-in capital                                  55,860

Deficit accumulated during development stage               (14,464)
                                                         ----------
   Total Stockholders' Equity                               44,336
                                                         ----------
Total Liabilities and Stockholders' Equity                $ 44,336
                                                          =========



See accompanying Independent Auditor's Report and notes to financial statements.

                        Benchmark Technology Corporation
                       (A Development Stage Company)

                             Income Statement
                              For the period
                  November 12, 1999 (Date of Inception) to
                           September 30, 2000


INCOME STATEMENT


                                                November 12, 1999
                                               (Inception) to
                                                September 30, 2000
                                                -------------------
Revenue                                           $         -0-

       General and administrative expenses             (14,464)
                                                    -----------

       Net loss                                     $  (14,464)
                                                    ===========

    Weighted average number of
    common shares outstanding                        2,940,000

    Net loss per share                              $      -0-
                                                    ===========



See accompanying Independent Auditor's Report and notes to financial statements.

                        Benchmark Technology Corporation
                      (A Development Stage Company)

               Statement of Changes in Stockholders' Equity
                             For the period
                 November 12, 1999 (Date of Inception)
                         to September 30, 2000


STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                   Deficit
                     Common Stock                  Accumulated
                     ------------      Additional  During       Total
                                       Paid-in     Development  Stockholders'
                    Shares  Amount     Capital     Stage        Equity
                    ---------------------------------------------------------
November 15, 1999
Founders shares
issued
for cash            1,800,000   $1,800     $   -0-    $   -0-  $ 1,800

December 5, 2000
Shares issued
for Cash
pursuant to
Rule 506
Offering             840,000        840      41,160               42,000

May 31, 2000
Shares issued
For cash
Pursuant to Rule
504 Offering         300,000        300     14,700                15,000

Net Loss,
Nov. 12, 1999
(inception) to
Sept 30, 2000                                         (14,464)   (14,464)
                 --------------------------------------------------------
Balance as of
Sept 30, 2000     2,940,000     $2,940     $55,860   $(14,464)  $ 44,336
                 ========================================================


See accompanying Independent Auditor's Report and notes to financial statements.

                      Benchmark Technology Corporation
                      (A Development Stage Company)

                        Statement of Cash Flows
                            For the period
                November 12, 1999 (Date of Inception)
                       to September 30, 2000


STATEMENT OF CASH FLOWS


CASH FLOWS USED BY OPERATING ACTIVITIES
Net loss                                           (14,464)
                                                   --------


Net cash used by operating activities              (14,464)
                                                   --------


CASH FLOWS FROM INVESTING ACTIVITIES

Net cash used by investing activities                   -0-
                                                   --------

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of capital stock                             2,940

Additional paid-in capital                           55,860
                                                    -------

Net cash provided by financing activities            58,800
                                                    -------

Beginning cash                                          -0-
                                                    -------

Ending cash                                          44,336
                                                    =======


NON-CASH TRANSACTIONS

Interest expense                                        -0-
Income taxes                                            -0-



See accompanying Independent Auditor's Report and notes to financial statements.

                        Benchmark Technology Corporation
                            (A Development Stage Company)
                                   Footnotes
                              September 30, 2000

Note 1 - History and organization of the company

The Company was organized November 12, 1999 (Date of Inception) under the laws of the State of Nevada. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 20,000,000 shares of $0.001 par value common stock and 5,000,000 of its $0.001 par value common stock.

Note 2 - Summary of significant accounting policies

Accounting policies and procedures have not been determined except as follows:

1.  The Company uses the accrual method of accounting.

2. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

3. The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of May 31, 2000.

4. Earnings per share (EPS) is computed using the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible preferred stock and warrants, basic and diluted EPS are the same. The Company had no dilutive common stock equivalents such as stock options as of September 30, 2000.

5. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

6. The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued.

7.  The Company has adopted December 31 as its fiscal year end.

Note 3 - Income taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

There is no provision for income taxes for the year ended September 30, 2000, due to the net loss and no state income tax in Nevada.

                        Benchmark Technology Corporation
                            (A Development Stage Company)
                                   Footnotes
                              September 30, 2000


Note 4 - Stockholders' Equity

The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

On November 15, 1999, the Company issued 1,800,000 shares of its $.001 par value common stock for cash of $1,800.

On December 5, 2000, the Company issued 840,000 shares of its $.001 par value common stock at $.05 per share for cash of $42,000. The shares were issued pursuant to a Securities and Exchange Commission Rule 506 offering. Of the total, $840 is considered common stock, and $41,160 is considered additional paid-in capital.

On May 31, 2000, the Company issued 300,000 shares of its $.001 par value common stock at $.05 per share for cash of $15,000. The shares were issued pursuant to a Securities and Exchange Commission Rule 504 offering. Of the total, $300 is considered common stock, and $14,700 is considered additional paid-in capital.

There have been no other issuances of common or preferred stock.

Note 5 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

Note 6 - Related party transactions

The Company does not lease or rent any property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 7 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.

Note 7 - Year 2000 issue

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

                                Part III

Item 1.  Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit Number   Name and/or Identification of Exhibit
----------------------------------------------------------------------

1.   Underwritten agreement

     None. Not Applicable

2.   Plan of Acquisition, Reorganization, Arrangement, Liquidation, or
     Succession.

a) Valuation engagement of Benchmark Technology Corporation and Related Proxy Information

    None. Not Applicable

b)  Asset Purchase and Liability Assumption Agreement

    None. Not Applicable

c)  Interest Purchase Agreement

d)  Agreement for Bill of Sale and Assignment of Assets

    None. Not Applicable

e)  Exchange Stock Agreement

    None. Not Applicable

3.  Articles of Incorporation & By-Laws

3.1  Articles of Incorporation of the Company Filed November 12, 1999

3.2  By-Laws of the Company adopted November 19, 1999

d)  Certificate of Amendment for By-Laws

    None.  Not Applicable

4.  Instruments Defining the Rights of Security Holders

    Those included in exhibit 3, and sample of Stock Certificate

5.  Option of Legality

    None.  Not Applicable

6.  Option on Liquidation Preference

    None. Not Applicable

7.  Option on Liquidation Matters

    None. Not Applicable

8.   Option on Tax Matters

     None. Not Applicable

9.   Voting Trust Agreement and Amendments

     None. Not Applicable

10.  Material Contracts

a)   Premise Lease  <none>

b)   Consulting Agreement with <none>

c)   Employment Agreement with:

     None. Not applicable.

d)   Licensing Agreement dated <none>

11.  Statement Re Computation of Per Share Earnings

     Not applicable-Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements.

12.  No Exhibit Required

     None. Not applicable

13.  Annual or Quarterly Reports - Form 10-Q

     None. Not Applicable

14. Material Foreign Patents

    None. Not Applicable

15. Letter of Unaudited Interim Financial Information

    None. Not Applicable

16. Letter on Change in Certifying Accountant

    None. Not Applicable

17. Letter of Director Resignation

    None. Not Applicable

18. Letter on Change in Accounting Principles

    None. Not Applicable

19. Reports Furnished to Security Holders

    None. Not Applicable

20. Other Documents or Statements to Security Holders

    None.  Not Applicable

21. Subsidiaries of Small Business Issuers

    None. Not Applicable

22. Published Report Regarding Matters Submitted to Vote of Security Holders

    None. Not Applicable

23. Consent of Experts and Counsel

    Letter of Consent from G. Brad Beckstead, CPA

24. Power of Attorney

    None. Not Applicable

25. Statement of Eligibility of Trustee

    None. Not Applicable

26. Invitations for Competitive Bids

    None. Not Applicable

27. Financial data Schedule

    Financial Data Schedule of Benchmark Technology Corporation ending September 30, 2000.

28. Information from Reports Furnished to State Insurance Regulatory
    Authorities

    Not applicable

99. Additional Exhibits -- State of Nevada 504 Registration Statement

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Benchmark Technology Corporation
                                    --------------------------------
                                              (Registrant)

Dated:  October 5, 2000

By:   /s/ William D. DePriest II
--------------------------------
William D. DePriest II, Chairman of the Board, President and Chief Executive Officer, Chief Financial Officer


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Benchmark Technology Corporation
                                    -----------------------------
                                           (Registrant)

Dated:  October 5, 2000

By:   /s/ LaDonna Tebo
------------------------------------
LaDonna Tebo, Secretary and Director